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                                                                     Exhibit 2.1

                             RESTRUCTURING AGREEMENT

      This Restructuring Agreement ("Agreement") is dated as of the 16th day of March, 2001 by and among Stanford Financial Group ("SFG"), TWS International, Inc. ("TWSI"), Blue Sky Communications, Inc. ("Blue Sky"), Telecom Wireless Solutions, Inc. ("TWS"), American Samoa Telecom, LLC ("AST"), and David D. Lasier (an individual).

                                    RECITALS

      WHEREAS, SFG has been a principal source of financing for TWS and its subsidiaries and presently holds various debt and equity interests in TWS and its subsidiaries;

      WHEREAS, TWS management believes that it would be in the best interest of the various TWS companies and their stakeholders for TWS management to refocus its efforts by separating operational and other responsibilities related to the engineering services work of TWSI from those related to the TWS subsidiaries that hold FCC licenses;

      WHEREAS, SFG and TWS management have been engaged in discussions to accomplish the refocusing efforts through the transactions described herein, the end result of which will be that SFG will receive an additional 18% of the non-voting equity of TWS in exchange for cash and certain of SFG's interests in Blue Sky, TWS, and AST;

      NOW, THEREFORE, in consideration of the mutual covenants and other consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.    (a)   Dave Lasier, will within 30 days of executing this Agreement, sell to SFG 300,000 shares in TWS for $576,000 and shares held by SFG in Blue Sky in an amount equal to 9.61% of the total issued and outstanding shares of Blue Sky as of the date hereof. SFG will loan
            Dave Lasier an aggregate amount of up to $230,000 to cover any resulting tax liability to Mr. Lasier fifteen business days prior to the due date of such tax liability. The loan will bear simple interest at 6.0% per annum, payable annually, and will be secured by 40,000 TWS shares owned by Dave Lasier and will be due upon the earlier of 1) a TWS liquidity event (either Change in Control
            (defined below) of TWS or IPO), or 2) 7/31/03. All shares transferred to SFG shall be validly owned and free of any encumbrances. For purposes of this Agreement, "Change in Control" shall mean a sale of a majority of the assets of, or the transfer, in any transaction or series of transactions, of a majority of the voting equity of TWS.

      (b) SFG will make a private offer to all TWS remaining shareholders to purchase up to 950,001 shares of TWS common stock in exchange for $1,824,000 plus 30.43% of the issued and outstanding stock of Blue Sky held by SFG as of the date hereof All shares transferred to SFG shall be validly owned and free of any encumbrances. Any oversubscription to sell shall be handled pro-rata based on the number of shares held by the non-SFG stockholders in TWS.

      (c) Any undersubscription to sell shall be sold by Dave Lasier up to a maximum of 410,000 shares of TWS in exchange for $624,000 and 14.49% of Blue Sky, in addition to the shares sold under 1(a) above.

            SFG's offer under 1(b) and 1(c) includes an optional tax liability assistance loan to be secured by additional TWS shares held by the selling shareholders. SFG will loan to the purchasers an aggregate amount of up to $730,000, secured by up to 127,000 shares of TWS common stock, to cover any resulting tax liability. Funds under the loan(s) will be transferred fifteen business days prior to the due date of the tax liability. The loan will bear simple interest at 6.0% per annum,

                                                                    CONFIDENTIAL

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            payable annually, and will be due upon the earlier of 1) a TWS liquidity event (either Change in Control or IPO), or 2) 7/31/03.

            Contemporaneous with the transfer, SFG shall exchange, on a one-for-one basis, the TWS common stock acquired under sections 1(b) and 1(c) for shares in a new class of TWS security to be called Series A Non-Voting Preferred Stock ("Series A"). The Series A shall have one-to-one tag-along rights in the event of a Change in Control and shall be converted into TWS voting common, on a one-to-one basis, in the event of an IPO or whenever the FCC's rules, regulations or policies would so permit; provided such conversion shall be limited to those number of shares as would not disqualify OPM Auction Co. under the FCC rules from continuing to hold the FCC licenses it currently holds and/or would not result in the imposition of any unjust enrichment penalties under the FCC's rules, relating to the FCC licenses it currently holds by reason of its status as a "Small Business" under the FCC's rules (in either case, for so long as such licenses are so held). Notwithstanding the foregoing, SFG shall have the option, in its sole discretion, to make any unjust enrichment payment necessary to enable the conversion. Except as stated in this Section, Series A shall have no conversion or voting rights and shall have all other rights with voting common on a pari-passu basis.

2. SFG will immediately exchange with TWS 10% of the issued and outstanding stock of Blue Sky held by SFG for 233,333 shares of Series A. All shares transferred to SFG shall be validly owned and free of any encumbrances.

3. AST has borrowed $700,000 from SFG (the "Loan"). SFG will transfer the Loan to TWS and TWS will, in return, issue to SFG 100,000 shares of TWS voting common. TWS will offset its intercompany account with Blue Sky to effect this transaction.

4. SFG is exchanging 1,000,000 common shares in TWS for an equal number of Series A.

5. SFG will extinguish its $3,000,000 loan to TWS in exchange for 600,000 shares of Series A.

6. SFG will extend (i) the maturity of its two short term loans to TWS in the aggregate principal amount of $500,000 and (ii) the term of the security posted by SFG in the principal amount of $ 1 mil. for a line of credit extended by Republic National Bank to TWS, until 12/31/01.

7. SFG will extend the maturity of SFG's convertible loan of Feb. 26, 1999 in the original principal amount of $ 5 mil (current outstanding principal balance is about $ 2.3 mil ) to TWS to the earlier of 1) the transfer or sale of the West Virginia licenses owned by OPM or 2) 12/31/02. The loan shall also be amended so that it is convertible into Series A and not into TWS voting common.

8. TWS will lend Blue Sky 25% of the resulting cash of net proceeds from any sale of the West Virginia and Bloomington, Illinois licenses indirectly held by TWS, in an amount not to exceed $4 Million. "Net proceeds" means proceeds realized from such sales LESS (i) brokerage fees and commissions AND (ii) repayments by TWS of (w) the SFG loans in item # 6 hereof, and
      (x) the loan extended to it by Gelber Securities, Inc. in the principal amount of $ 2.4 million and (y) the SFG loan in item # 7 hereof, to the extent not converted. Loan is to be for 10 years with interest at 10% per annum. Loan is to have right of conversion at 2 times $4 per share (the current market value per share of Blue Sky). TWS reserves the right to reevaluate this loan to Blue Sky should TWS not sell the licenses within 12 months of the execution of this Agreement.

9. TWS is to contribute USVI licenses to Blue Sky valued at $1,000,000 at $4 per share (equal to 250,000 shares of Blue Sky), however contribution cannot take place until approved by FCC. TWS will use best efforts to make this effective no later than 12/31/01.

                                                                    CONFIDENTIAL

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10.   Promptly after receipt of net proceeds of the sale of the West Virginia licenses, intercompany accounts between TWS and Blue Sky & their respective subsidiaries will be settled at zero and management agreement for services rendered between the companies will be signed and such fees settled monthly.

11. Upon consummation of #1 above, TWS will cause two TWS Board members to resign. The TWS Board will vote to appoint another SFG representative (so that SFG will have 2 out of a total of 7 seats) and the final vacancy will be filled with an outside director by simple majority vote of the TWS Board.

12. Three-year Strategic Business plans for each of TWSI, Blue Sky, TWS, and will be prepared and presented to the Board by no later than 4/30/01, 5/31/01, and 6/30/01, respectively.

13. TWS International, Inc. ("TWSI") will enter into a 3-year consulting agreement with SFG in which SFG shall receive as compensation $600,000 ($200,000 per year) and warrants for 150,000 shares of Series A (50,000 shares each year with all warrants issued up-front every year, exercisable within 4 years, and at a strike price equal to $7 per share). SFG will draft a consulting agreement, however its services are expected to cover the areas of strategic direction, assistance in expansion into Latin America and Europe, due diligence in acquisitions and other matters. Agreement is renewable annually, however, if not renewed, then SFG will be issued the remaining warrants up to the total of 150,000 shares. In addition, the agreement shall include the following:

            In the recitals, that:

            o TWSI wishes to expand further into Latin America and Europe (the "Regions").
            o SFG's Capital Market Group management have over twenty five years combined of experience in the telecom industry in these Regions, principally in operating companies at a senior management level, financing and mergers and acquisitions.

            And in the agreement, that the services provided by SFG will be to assist senior management with the following:

            o Identification and analysis of expansion opportunities in Latin America and Europe, via either potential acquisitions or ventures with partners in the Regions.
            o Negotiation of potential deals, acquisitions, joint ventures, etc.
            o Performing due diligence for potential deals, acquisitions, joint ventures, etc.
            o Analyzing operating issues throughout the worldwide operations.
            o Analyzing the implementation of business strategies included in TWSI's Strategic and Business Plan.
            o Evaluation and analysis of fund raising/financing opportunities.

14. SFG will advise its attorneys to begin preparing definitive replacement documents more clearly setting forth the parties rights and obligations, as set out herein. Failure to execute a more definitive agreement will not affect the validity of this Agreement, which shall remain in full force and effect. To the extent that any actions contemplated herein require shareholder approval or other consents required by law, all parties agree to use best efforts take all action necessary to effect the intent of this Agreement.

15. Items 1(a), 2, 3, 4, and 5 shall be completed not later than 20 days after execution of this Agreement. In the event the remaining items above are not completed within 60 days hereof, SFG shall have, unless the delay is caused by SFG's breach, the right to terminate any remaining items if, in the sole discretion of SFG, it is unable to realize the benefit of the transactions contemplated herein.

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16.   Nothing herein is intended to conflict with any FCC rules governing TWS or its subsidiaries. In the event the parties disagree as to the effect of any relevant FCC rules on the implementation of any part of this Agreement, the parties shall cooperate in promptly requesting and obtaining a written determination from the FCC which shall facilitate and permit the affected part of the Agreement. As a contingent remedy to be sought in the request for a determination, or in the event that the parties agree that implementation of any provision of this agreement is prohibited by FCC rules, the parties shall cooperate in promptly requesting and obtaining a waiver of the relevant FCC rule(s) in order to implement the affected provision with the FCC's approval. In the event that neither a favorable determination nor a waiver is obtained, the parties shall negotiate in good faith an alternative provision which shall capture the parties' original intent and shall provide the party unable to obtain the economic benefits intended by the affected part of the agreement with those economic benefits in a manner compliant with the FCC rules.

17. Any controversy or claim arising out of or relating to Items 1(b), 6, 7, 8, 9, 10, 12, 13 and 14 of this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association ("AAA") in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. There shall be a panel of three arbitrators and each Party shall have the right to appoint one arbitrator from the list of arbitrators supplied to the Parties by the AAA who are familiar with the telecommunications industry. The two arbitrators so appointed shall appoint the third.

IN WITNESS WHEREOF, and intending to be legally bound hereby, each party has executed this Agreement as of the date first set forth above.

TELECOM WIRELESS SOLUTIONS, INC         STANFORD FINANCIAL GROUP

By: _______________________________     By: ____________________________________
       David D. Lasier, President

                                        Name: __________________________________


TWS INTERNATIONAL, INC.                 Title: _________________________________

By: _______________________________
       David D. Lasier, President


AMERICAN SAMOA TELECOM, LLC

By: _______________________________
       David D. Lasier, President


BLUE SKY COMMUNICATIONS, INC.           DAVID D. LASIER

By: _______________________________     ________________________________________
       David D. Lasier, President       (Individually)

                   [Signature Page to Restructuring Agreement]

                                                                    CONFIDENTIAL